INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

December 22, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust–File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Aristotle Strategic Credit Fund

Ladies and Gentlemen:

This letter is in response to the comments received from staff of the Securities and Exchange Commission (the “Commission”) by telephone on November 25, 2014 on the Registrant’s registration statement filed on Form N-1A with respect to the Aristotle Strategic Credit Fund (the “Fund”), a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 586 to the Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

SUMMARY SECTION
1.	In light of the fact that the name of the Fund has changed from Aristotle Credit Opportunities Fund to Aristotle Strategic Credit Fund, change the series identification number on EDGAR.

Response:  The Registrant has updated the series identification number with the new Aristotle Strategic Credit Fund name on EDGAR on December 4, 2014.

Fees and Expenses of the Fund
2.	Submit a completed fee table and expense example via correspondence before the effective date.

Response:  The Registrant has submitted the requested correspondence on December 12, 2014.

3.
Footnote 2 to the Fees and Expenses table states that the Advisor’s contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect “until ___, 20__.”  Confirm to us that this date will be no less than one year from the effective date of the Fund’s registration statement.

Response:  The Registrant confirms that the term of the expense limitation agreement is at least one year from the effective date and has updated the language to state “until April 30, 2016.”

Principal Investment Strategies
4.
In the section entitled Foreign Investment Risk, confirm if investing in emerging markets is a principal investment strategy and if so, add relevant disclosure to the principal investment strategy section.

Response:  The Registrant confirms that investing in emerging markets will be a principal investment strategy and has updated the Principal Investment Strategy section and the Principal Risks of Investing sections accordingly as follows:

“The Fund’s investments in foreign securities include emerging markets.”

“Emerging Market Risk.  Many of the risks with respect to foreign investments are more pronounced for investments in issuers in developing or emerging market countries. Emerging market countries tend to have less government exchange controls, more volatile interest and currency exchange rates, less market regulation, and less developed economic, political and legal systems than those of more developed countries.  In addition, emerging market countries may experience high levels of inflation and may have less liquid securities markets and less efficient trading and settlement systems.”

STATEMENT OF ADDITIONAL INFORMATION

PRINCIPAL INVESTMENT STRATEGIES, POLICIES AND RISKS
Bank Loans
5.
With respect to fundamental policy number 4 on page B-32, regarding the Fund’s concentration policy, provide disclosure under “Bank Loans” that both the financial intermediary and the ultimate borrower would be considered issuers, where a participation does not shift to the Fund, the direct creditor-debtor relationship with the borrower.”

Response:  The Registrant has added the following disclosure under “Bank Loans”:

“In the case of loan participations where a bank or other lending institution serves as a financial intermediary between the Fund and the corporate borrower, if the participation does not shift to the Fund the direct debtor-creditor relationship with the corporate borrower, SEC interpretations require the Fund to treat both the lending bank or other lending institution and the corporate borrower as "issuers".”

OTHER INVESTMENT STRATEGIES, POLICIES AND RISKS
Swap Agreements
6.
In reference to the disclosure under “Credit Default Swaps,” add disclosure stating that as a buyer of protection on credit default swaps, the Fund will segregate assets equal to the amount of any premium payment obligations including any payments for early terminations.

Response:   The Registrant has added the following disclosure:

“If the Fund is a buyer, the Fund will segregate liquid assets equal to the amount of any accrued premiums or payment obligations including amounts for early terminations.”

MANAGEMENT OF THE FUND
Trustees and Officers
7.
On page B-33 in the Trustees and Officers table, disclose the number of portfolios overseen by the Trustees in other directorships held within the past five years as required in Instruction 4 to Item 17(a).

Response:  The Registrant has revised the disclosure to state “(includes 5 portfolios)”.

************

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1041.  Thank you.

Sincerely,

/s/RITA DAM
Rita Dam
Investment Managers Series Trust

3